Brookfield Property Partners L.P.

73 Front Street

Hamilton, HM 12, Bermuda

Ms. Jennifer Gowetski

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Brookfield Property Partners L.P.

Registration Statement on Form 20-F

File No. 001-35505

March 13, 2013

Dear Ms. Gowetski:

In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Brookfield Property Partners L.P. (the “company”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form 20-F, File No. 001-35505 (the “Registration Statement”), to 5:00 P.M., Eastern Standard Time, on March 14, 2013, or as soon thereafter as practicable. The company requests acceleration of effectiveness of the Registration Statement so that the spin-off of units in the company by Brookfield Asset Management Inc. described in the Registration Statement may be effected as soon as practicable.

The company hereby acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company would appreciate it if, as soon as the Registration Statement is declared effective, you would inform Mile T. Kurta at (212) 880-6363.

Sincerely, BROOKFIELD PROPERTY PARTNERS L.P.

By:	1648285 Alberta ULC, its general partner

By:	/s/ Michelle L. Campbell
	Name:	Michelle L. Campbell
	Title:	Secretary